SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for October 2022

São Paulo, November 4, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of October 2022, compared to the same period in 2021.

Highlights:

|	GOL’s total supply (ASK) increased 46.0%. Total seats increased 37.6% and the number of departures increased by 37.4%. GOL's total demand (RPK) increased by 40.9% and the load factor was 81.4%.
|	GOL’s domestic supply (ASK) increased 30.2% and demand (RPK) increased by 26.0%. GOL’s domestic load factor was 81.6%. The volume of departures increased by 30.9% and seats increased by 31.1%.
|	GOL’s international supply (ASK) was 384 million, the demand (RPK) was 306 million and international load factor was 79.7%.

October/22 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Accumulated Traffic Figures (1)			Accumulated Traffic LTM (1)
Operating data *	Oct/22	Oct/21	% Var.	10M22	10M21	% Var.	LTM22	LTM21	% Var.
Total GOL
Departures	17,865	13,003	37.4%	162,831	101,815	59.9%	195,189	127,645	52.9%
Seats (thousand)	3,120	2,267	37.6%	28,377	17,919	58.4%	33,978	22,460	51.3%
ASK (million)	3,560	2,439	46.0%	32,947	20,755	58.7%	39,208	26,137	50.0%
RPK (million)	2,897	2,056	40.9%	26,407	17,010	55.2%	31,541	21,447	47.1%
Load factor	81.4%	84.3%	-2.9 p.p	80.1%	82.0%	-1.8 p.p	80.4%	82.1%	-1.6 p.p
Pax on board (thousand)	2,478	1,875	32.1%	22,035	14,283	54.3%	26,560	17,963	47.9%
Domestic GOL
Departures	17,018	13,003	30.9%	157,969	101,815	55.2%	190,022	127,645	48.9%
Seats (thousand)	2,972	2,267	31.1%	27,546	17,919	53.7%	33,096	22,460	47.4%
ASK (million)	3,176	2,439	30.2%	30,699	20,755	47.9%	36,834	26,137	40.9%
RPK (million)	2,591	2,056	26.0%	24,532	17,010	44.2%	29,572	21,447	37.9%
Load factor	81.6%	84.3%	-2.7 p.p	79.9%	82.0%	-2.0 p.p	80.3%	82.1%	-1.8 p.p
Pax on board (thousand)	2,363	1,875	26.0%	21,345	14,283	49.4%	25,832	17,963	43.8%
International GOL
Departures	847	0	N.A	4,862	0	N.A	5,167	0	N.A
Seats (thousand)	147	0	N.A	831	0	N.A	882	0	N.A
ASK (million)	384	0	N.A	2,249	0	N.A	2,374	0	N.A
RPK (million)	306	0	N.A	1,875	0	N.A	1,969	0	N.A
Load factor	79.7%	0	N.A	83.4%	0	N.A	83.0%	0	N.A
Pax on board (thousand)	115	0	N.A	690	0	N.A	728	0	N.A
On-time Departures	84.5%	94.2%	-9.6 p.p	92.5%	96.0%	-3.5 p.p	94.6%	95.2%	-0.6 p.p
Flight Completion	98.6%	98.7%	-0.1 p.p	99.4%	98.9%	0.5 p.p	99.3%	98.8%	0.5 p.p
Cargo Ton (thousand)	7.3	4.2	75.6%	55.5	33.0	68.2%	64.5	40.7	58.4%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

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GOL discloses preliminary traffic figures for October 2022

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM and makes available several codeshares and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 145 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, go to www.voegol.com.br/ri.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 04, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer